

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 8, 2008

Scott Campbell
President & Chief Financial Officer
LaSalle Brands Corporation
7702 E Doubletree Ranch Suite 300
Scottsdale, Arizona 85258

   Re: **LaSalle Brands Corporation**
      Form 10-KSB for Fiscal Year Ended December 31, 2006
      Form 10-QSB for the Period Ended September 31, 2007
      File No. 0-21753

Dear Mr. Campbell:

   We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

          Sincerely,

          John Cash
          Accounting Branch Chief